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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Monolithic System Technology, Inc.
(Name of Subject Company (Issuer))

Mountain Acquisition Sub, Inc. (Offeror)
 Synopsys, Inc. (Parent of Offeror)
 (Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

609842  10  9
(CUSIP Number of Class of Securities)

Rex S. Jackson, Esq.
Vice President and General Counsel
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
Tel: (650) 584-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Timothy J. Moore, Esq.
David A. Lipkin, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Tel: (650) 843-5000
Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$474,162,741	$60,076.42

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $13.50 (the Offer Price) and (ii) 35,123,166, the maximum number of shares of Monolithic System Technology, Inc. common stock to be acquired in the tender offer (including 4,153,051 shares of Monolithic System Technology, Inc. common stock issuable upon the exercise of outstanding options).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory 7 for Fiscal Year 2004 (updated), issued by the Securities and Exchange Commission on January 26, 2004, equals 0.012670% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

ITEMS 1-9 AND 11

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Mountain Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation ("Synopsys"), to purchase all the outstanding shares of common stock, par value $0.01 per share, of Monolithic System Technology, Inc., a Delaware corporation ("MoSys"), at a purchase price per share of $13.50, net to the seller, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Synopsys. As permitted by General Instruction F to Schedule TO, all information in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, and any amendment or supplement thereto filed with the Securities and Exchange Commission after the date hereof, is incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS

        Not applicable.

ITEM 12. EXHIBITS

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated March 22, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press Release issued by Synopsys, Inc. and Monolithic System Technology, Inc. on February 23, 2004 (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 24, 2004).
(a)(5)(B)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and CEO of Synopsys, Inc. (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 25, 2004).
(a)(5)(C)	Summary Newspaper Advertisement published in The New York Times on March 22, 2004.
(a)(5)(D)	Press Release issued by Synopsys, Inc. on March 22, 2004.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and Monolithic System Technology, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(3)	Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNTAIN ACQUISITION SUB, INC.
By:	/s/ STEVEN K. SHEVICK Name: Steven K. Shevick Title: President and Chief Executive Officer
SYNOPSYS, INC.
By:	/s/ STEVEN K. SHEVICK Name: Steven K. Shevick Title: Senior Vice President, Finance and Chief Financial Officer
Dated: March 22, 2004

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated March 22, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press Release issued by Synopsys, Inc. and Monolithic System Technology, Inc. on February 23, 2004 (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 24, 2004).
(a)(5)(B)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and CEO of Synopsys, Inc. (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 25, 2004).
(a)(5)(C)	Summary Newspaper Advertisement published in The New York Times on March 22, 2004.
(a)(5)(D)	Press Release issued by Synopsys, Inc. on March 22, 2004.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and Monolithic System Technology, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(3)	Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto.
(g)	Not applicable.
(h)	Not applicable.

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  ITEMS 1-9 AND 11
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 12. EXHIBITS
  ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
INDEX TO EXHIBITS